NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES CLOSING OF

$250.5 MILLION SUBSCRIPTION RECEIPT AND

$75 MILLION DEBENTURE BOUGHT DEAL FINANCING

AND CONFIRMS JUNE 2007 DISTRIBUTION

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

Calgary, Alberta – June 20, 2007 (TSX – PMT.UN) Paramount Energy Trust ("PET" or the "Trust") announced today the closing of its previously announced "bought deal" financing.  At closing 20,450,000 subscription receipts (the "Subscription Receipts") at $12.25 per Subscription Receipt for gross proceeds of $250,512,500 and $75,000,000 aggregate principal amount of 6.50% convertible extendible unsecured subordinated debentures (the "Debentures") were issued (collectively, the "Offering").  The Subscription Receipts and Debentures are listed and posted for trading on the TSX under the symbols "PMT.R" and "PMT.DB.C", respectively.

The proceeds from the issuance of Subscription Receipts have been deposited in escrow and, subject to certain conditions noted below, will be used to fund a portion of the purchase price of the indirect acquisition by PET of certain petroleum and natural gas properties and related assets located in east central Alberta (the "Acquisition").

The Acquisition is expected to close on or about June 26, 2007. Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration, one trust unit ("Unit") of PET and an amount per Subscription Receipt equal to the amount per Unit of any cash distributions for which record dates have occurred from June 20, 2007 to the date immediately preceding the date the Units are issued pursuant to the Subscription Receipts.

If the closing of the Acquisition has not occurred on or before August 31, 2007, or PET delivers a notice to the Underwriters that the Acquisition has been terminated or that PET does not intend to proceed with the Acquisition, or PET announces to the public that it does not intend to proceed with the Acquisition, holders of Subscription Receipts will be entitled to have the full purchase price of the Subscription Receipts returned to them, and to receive their pro rata portion of the interest earned by the escrow agent on the subscription funds. The funds deposited in escrow will be applied towards payment of such amount.

The Debentures have a face value of $1,000 per Debenture, a coupon of 6.50%, a maturity date of June 30, 2012, if extended, and are convertible into Units of PET at a price of $14.20 per Unit.  The Debentures pay interest semi-annually on June 30 and December 31, with the initial interest payment on December 31, 2007.

The Offering was underwritten by an underwriting syndicate led by BMO Capital Markets and included Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., RBC Capital Markets, FirstEnergy Capital Corp., GMP Securities L.P., Raymond James Ltd., Blackmont Capital Inc., Canaccord Capital Corporation, Cormark Securities Inc., Dundee Securities Corporation and Peters & Co. Limited.

PET also confirms its distribution to be paid on July 16, 2007 in respect of income received by PET for the month of June 2007, for Unitholders of record on June 29, 2007, will be $0.14 per Trust Unit.  The ex-distribution date is June 27, 2007.  The June 2007 distribution brings cumulative distributions paid since the inception of the Trust in February 2003 to $11.324 per Trust Unit.

PET continues to actively manage its risk management program. Financial and physical forward sales arrangements at AECO as at June 19, 2007 are as follows:

Type of contract	PET transaction	Volumes at AECO (GJ/d)	Price ($/GJ)	Current Forward Price ($/GJ)	Term
Physical	sold	30,000	8.00		July – October 2007
Period total, net (1)		30,000	8.00	6.55	July – October 2007
Financial	sold	22,500	8.41		November 2007 – March 2008
Physical	sold	35,000	9.72		November 2007 – March 2008
Period total, net (1)		57,500	9.21	8.31	November 2007 – March 2008
Financial	sold	40,000	7.64		April – October 2008
Physical	sold	5,000	7.45		April – October 2008
Period total, net (1)		45,000	7.62	7.63	April – October 2008

(1)

Weighted average prices are calculated by netting the volumes of the financial and physical sold/bought contracts together and measuring the net volume at the weighted average "sold" price for the financial and physical contracts.

PET has realized gains totaling approximately $29 million to-date in 2007 on financial and physical forward sales contracts including the crystallization of forward positions. PET will continue to closely monitor the market drivers with respect to near term natural gas prices and will proactively manage the Trust’s forward price exposure.

PET reviews distributions on a monthly basis based on projections which incorporate PET’s base production forecasts, current hedges and physical forward natural gas sales, the forward market for natural gas prices, and the Trust’s capital spending program and projected production additions. Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

Forward-looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units, Convertible Debentures and Subscription Receipts are listed on the Toronto Stock Exchange under the symbols "PMT.UN", "PMT.DB", "PMT.DB.A", "PMT.DB.B", "PMT.DB.C" and "PMT.R" respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

For additional information, please contact:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

E-mail:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor

The Subscription Receipts and Debentures have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the 1933 Act.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.